Toyota Motor Corporation

TMC Announces Changes to Executive Structure and

Senior Professional/Senior Management Employees

Toyota City, Japan, March 22, 2023—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure and senior professional/senior management employees effective April 1, 2023. Changes to its Board of Directors and Audit and Supervisory Board Members effective the date of its 119th Ordinary General Shareholders’ Meeting are also as described below.

1. Executive changes effective April 1

New Executive Fellow

Name	Current
Takeshi Uchiyamada *1*2	Chairman of the Board of Directors (Representative Director)

*1	Continuing as a Member of the Board of Directors (Representative Director)
*2	In charge Advisor of Advanced Engineering Development for the entire Toyota Group as Executive Fellow

Executive Fellow structure effective April 1

“*” denotes newly appointed

Name	Current	New
* Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)	Member of the Board of Directors (Representative Director) Executive Fellow

Mitsuru Kawai	Executive Fellow (Oyaji)	Executive Fellow (Oyaji)

* Koji Kobayashi	Operating Officer (Banto)	Executive Fellow (Banto) Chief Risk Officer Chief Compliance Officer

Shigeki Terashi	Executive Fellow	Executive Fellow

Shigeki Tomoyama	Executive Fellow Japan Sales Business Group (Chief Officer)	Executive Fellow Japan Sales Business Group (Chief Officer)

Gill A. Pratt	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)

2. Senior Professional/Senior Management (Senior General Manager level and above), effective April 1

New Senior Professional/Senior Management (Senior General Manager)

Name	Current title
Hiroshi Nanbu	Business Planning Div. (General Manager)

Changes in areas of responsibility for Senior Professional/Senior Management (Senior General Manager)

“*” denotes newly appointed

Name	Current	New

* Hiroshi Nanbu	Business Planning Div. (General Manager)

Parts Operations Div.

BR Value Chain Business Planning Dept.

Business Planning Div.
(concurrently General Manager)

Sales & Operation Planning Div.

KD Business Planning Div.

Mobility Business Planning Div.

3. Changes to members of the Board of Directors and the Audit and Supervisory Board Members following the Ordinary General Shareholders’ Meeting

The formal appointment of members of the Board of Directors and the Audit and Supervisory Board Members will be formalized after approval at the 119th Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 119th Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 119th Ordinary General Shareholders’ Meeting.

New Members of the Board of Directors

Name	Current Title
Masahiko Oshima

Sumitomo Mitsui Financial Group, Inc.,

Deputy President and Executive Officer

(Representative Executive Officer)

Sumitomo Mitsui Banking Corporation,

Director and Deputy President (Representative Director)

Emi Osono	School of Business Administration, Hitotsubashi University Business School, Professor

Member of the Board of Directors Resigning Post

Name	Current Title
Teiko Kudo	Member of the Board of Directors

New Audit and Supervisory Board Members

Name	Current Title
Takeshi Shirane	Toyota Motor East Japan, Inc., Chairman of the Board (Representative Director)

Catherine O’Connell	CATHERINE O’CONNELL LAW, Principal

Audit and Supervisory Board Members Resigning Posts

Name	Current Title
Haruhiko Kato	Audit and Supervisory Board Member (full-time)

Hiroshi Ozu	Audit and Supervisory Board Member

New Substitute Audit and Supervisory Board Member

Name	Current Title
Maoko Kikuchi	MITSUI-SOKO HOLDINGS Co., Ltd., Outside Director Hitachi Construction Machinery Co., Ltd., Outside Director

For reference: Members of the Board of Directors and members (candidates) of the Audit and Supervisory Board following the 119th Ordinary General Shareholders’ Meeting

Members of the Board of Directors	* Newly appointed

Name	Title
Akio Toyoda	Chairman of the Board of Directors (Representative Director)

Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)

*Koji Sato *1	President, Member of the Board of Directors (Representative Director)

*Hiroki Nakajima *1	Member of the Board of Directors

*Yoichi Miyazaki *1	Member of the Board of Directors

*Simon Humphries *1	Member of the Board of Directors

Ikuro Sugawara *2	Member of the Board of Directors

Sir Philip Craven *2	Member of the Board of Directors

*Masahiko Oshima *2	Member of the Board of Directors

*Emi Osono *2	Member of the Board of Directors

*1	Concurrent operating officer
*2	External board member

Members of the Audit and Supervisory Board	* Newly appointed

Name	Title
Masahide Yasuda	Audit and Supervisory Board Member (full-time)

Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)

*Takeshi Shirane	Audit and Supervisory Board Member (full-time)

George Olcott	Audit and Supervisory Board Member

Ryuji Sakai	Audit and Supervisory Board Member

*Catherine O’Connell	Audit and Supervisory Board Member

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